Exhibit 2.2

KPMG llp Chartered Accountants 115 King Street South Suite 200 Waterloo, ON N2J 5A3	Telephone(519) 747-8800 Telefax (519) 747-8268 www.kpmg.ca
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of ATS Automation Tooling Systems Inc. as at March 31, 2007 and March 31, 2006 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and March 31, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants, Licensed Public Accountants
Waterloo, Canada
June 18, 2007

ATS AUTOMATION TOOLING SYSTEMS INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

At March 31	2007	2006

Assets
Current assets:
Cash and short-term investments	$25,568	$27,921
Accounts receivable	131,410	133,949
Investment tax credits (notes 14 and 17)	13,712	19,937
Costs and earnings in excess of billings on contracts in progress (note 5)	73,755	102,759
Inventories (notes 5 and 17)	74,804	69,833
Deposits and prepaid assets	10,861	4,887

	330,110	359,286

Property, plant and equipment (notes 6 and 17)	221,718	198,863
Goodwill (notes 3 and 17)	35,657	33,686
Intangible assets (notes 2, 7 and 17)	352	1,354
Future income taxes (note 14)	179	42,493
Deferred development costs (notes 8 and 17)	2,414	3,960
Assets held for sale (note 2)	—	1,485
Other assets (note 9 and 17)	10,635	8,697

	$601,065	$649,824

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 10)	$37,204	$1,812
Accounts payable and accrued liabilities	122,587	100,601
Billings in excess of costs and earnings on contracts in progress (note 5)	23,186	39,497
Future income taxes (note 14)	14,395	33,367
Current portion of long-term debt (note 10)	447	—

	197,819	175,277

Long-term debt (note 10)	39,025	39,860
Future income taxes (note 14)	75	3,121
Other long-term liabilities	876	—
Non-controlling interest (note 3)	1,890	645

Shareholders’ equity:
Share capital (note 11)	327,560	326,840
Retained earnings	40,048	125,063
Contributed surplus	3,193	2,035
Cumulative translation adjustment (note 13)	(9,422)	(23,017)
	361,379	430,921

	$601,065	$649,824

Commitments (note 15)
Subsequent Events (note 21)
See accompanying notes to consolidated financial statements.

On behalf of the Board:
“Ron Jutras”	“Robert Luba”

Ron Jutras, Director	Robert W. Luba, Director

ATS AUTOMATION TOOLING SYSTEMS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended March 31	2007		2006

Revenue		$700,075	$725,775
Operating costs and expenses:
Cost of revenue		585,828	605,472
Amortization		29,257	32,224
Selling, general and administrative		109,719	88,313
Stock-based compensation		963	1,816

		725,767	727,825

Loss before asset impairment and other charges		(25,692)	(2,050)
Asset impairment and other charges (note 17)		16,991	97,398

Loss from operations		(42,683)	(99,448)

Other expenses (income):
Interest on long-term debt		3,154	2,065
Other interest expense		688	380
Other		—	(611)

		3,842	1,834

Loss from continuing operations before income taxes and non-controlling interest		(46,525)	(101,282)

Provision for (recovery of) income taxes (note 14)		36,201	(33,746)
Non-controlling interest in earnings of subsidiaries		131	(3)

Net loss from continuing operations		(82,857)	(67,533)
Loss from discontinued operations, net of tax (note 2)		(2,158)	(1,936)
Extraordinary gain, net of tax (note 3)		—	176

Net loss		$(85,015)	$(69,293)

Loss per share from continuing operations (note 19)
Basic and diluted	$	(1.40)	$(1.14)

Loss per share (note 19)
Basic and diluted	$	(1.43)	$(1.17)

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(IN THOUSANDS OF DOLLARS)

Years ended March 31	2007	2006

Retained earnings, beginning of year	$125,063	$208,120
Net loss	(85,015)	(69,293)
Reduction from share repurchase (note 18)	—	(13,764)

Retained earnings, end of year	$40,048	$125,063

See accompanying notes to consolidated financial statements.

ATS AUTOMATION TOOLING SYSTEMS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF DOLLARS)

Years ended March 31	2007	2006

Operating activities:
Net loss	$(85,015)	$(69,293)
Add (Deduct) non-cash items:
Amortization	29,257	32,224
Future taxes	20,297	(39,465)
Write down for impairment in value of assets (note 17)	16,991	97,398
Other items not involving cash	11,003	6,244

Cash flow from operations	(7,467)	27,108
Change in non-cash operating working capital	16,892	21,132

Cash flows provided by operating activities	9,425	48,240

Investing activities:
Cash (paid for)/received upon acquisition of subsidiary (note 3)	(1,475)	461
Acquisition of property, plant and equipment	(44,980)	(42,393)
Investments and other	(5,171)	(13,706)
Proceeds from disposal of assets	1,702	7,382

Cash flows used in investing activities	(49,924)	(48,256)

Financing activities:
Bank indebtedness	35,392	1,812
Purchase of common shares for cancellation (note 18)	—	(25,000)
Issuance of common shares, net of cost of issuance	720	3,110
Issuance of common shares of a subsidiary (note 3)	804	—

Cash flows provided by (used in) financing activities	36,916	(20,078)
Effect of exchange rate changes on cash and short-term investme	1,230	(1,514)

Decrease in cash and short-term investments	(2,353)	(21,608)
Cash and short-term investments, beginning of year	27,921	49,529

Cash and short-term investments, end of year	$25,568	$27,921

See accompanying notes to consolidated financial statements.

ATS AUTOMATION TOOLING SYSTEMS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(TABULAR AMOUNTS IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES:
The Company operates in three segments; Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high-volume manufacturer of photovoltaic products and includes the Company’s investment in the Spheral Solar™ Power initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a basis consistent with prior periods. Amounts are stated in Canadian dollars unless otherwise indicated. Certain figures for the previous year have been reclassified to conform with the current year’s consolidated financial statement presentation. In addition, the previous year has been revised to reflect discontinued operations.
(a) Principles of consolidation: These consolidated financial statements include the accounts of ATS Automation Tooling Systems Inc. and subsidiary companies [collectively “the Company”]. All significant intercompany transactions and balances have been eliminated. Non-controlling interest in earnings of subsidiaries has been calculated and included in the financial statements for subsidiaries not 100% owned by the Company.
(b) Foreign currency translation: The assets and liabilities of self-sustaining foreign subsidiaries are translated into Canadian dollars at year-end exchange rates and the resulting unrealized exchange gains or losses are included as a separate component of shareholders’ equity. The statements of operations are translated at exchange rates prevailing during the year.
Other monetary assets and liabilities, including long-term monetary assets and liabilities, which are denominated in foreign currencies, are translated into Canadian dollars at year-end exchange rates, and transactions included in earnings are translated at rates prevailing during the year. Exchange gains and losses resulting from the translation of monetary assets and liabilities are included in the consolidated statements of operations with the exception of unrealized foreign exchange gains and losses on long-term debt denominated in foreign currencies that is designated as a hedge of the net investment in a self-sustaining foreign subsidiary. These exchange gains or losses are included in the cumulative translation adjustment account, a separate component of shareholders’ equity.
(c) Derivative financial instruments: Derivative financial instruments are utilized by the Company to manage its foreign currency exposures. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings and will generally be offset by changes in the fair value of the associated hedged item. For instruments designated as cash flow hedges, gains and losses from hedging instruments are recognized in earnings in the period in which the cash flows from the associated hedged transaction affect earnings. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is undesignated as a hedge and changes in fair value of the instrument are recognized in earnings. For instruments designated as a hedge of net investment in a self-sustaining foreign subsidiary, gains and losses are recorded in the cumulative translation adjustment account, a separate component of shareholders’ equity.
All derivative financial instruments that have not been specifically designated as a hedge or that do not meet the criteria for hedge accounting are marked to market with the related gains or losses included in earnings for the period with an offsetting asset or liability being recorded.
(d) Cash and short-term investments: Cash and short-term investments consist of cash and highly liquid money market instruments, typically with original maturities of three months or less.

ATS AUTOMATION TOOLING SYSTEMS INC.
1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (cont’d):
(e) Property, plant and equipment: Property, plant and equipment are recorded at cost. Amortization is computed using the following methods and annual rates:

Asset	Basis	Rate

Buildings	Declining-balance	4%
	Straight-line	3%-6%
Production equipment	Straight-line	10%-30%
Other equipment and furniture	Declining-balance	20%-30%

Leasehold improvements are amortized over the terms of the related leases on a straight-line basis.
(f) Long-term Investments: Long-term investments included in other assets consist of publicly traded securities and an investment in a private company and are recorded at cost.
(g) Goodwill and intangible assets: Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to tangible and intangible assets acquired and liabilities assumed, less any subsequent impairment write-down. Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Intangible assets, which are patents and licenses on technologies, are recorded at cost and amortized over their estimated economic life, ranging from 3 to 20 years, on a straight-line basis.
(h) Impairment of long-lived assets: Long-lived assets such as property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the total of the estimated undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized for the excess of the carrying value over the fair value of the asset.
(i) Contract revenue and inventories: Contract revenue in the Automation Systems segment is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Incentive awards, claims or penalty provisions are recognized when such amounts are likely to occur and can reasonably be estimated.
Complete provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.
Revenue in the Precision Components and Photowatt Technologies segments and certain repetitive equipment manufacturing contracts within the Automation Systems segment, is primarily recognized when earned, which is generally at the time of shipment and transfer of title to the customer, providing collection is reasonably assured. Revenue on certain long-term contracts in the Photowatt Technologies segment is recognized using the percentage of completion method consistent with the Automation Systems segment accounting policy.
Provisions for warranty claims and other allowances are made based on contract terms and prior experience.
Inventories are valued at the lower of cost on a first-in, first-out basis and net realizable value.
(j) Research and development costs: Research costs are expensed as incurred. Development costs which meet Canadian generally accepted accounting principles criteria are deferred and amortized over the period in which the Company expects to benefit from the resulting product or process. Research and development costs which are expensed by the Company are charged to cost of revenue as a substantial portion of the expenses relate

ATS AUTOMATION TOOLING SYSTEMS INC.
1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (cont’d):
to customer contracts. Subject to meeting the Canadian generally accepted accounting principles criteria, the Company capitalizes both direct and indirect costs with respect to ventures which are in the development stage.
Deferred development costs are reviewed annually for recoverability. When the criteria that previously justified the deferral of costs are no longer met, the unamortized balance is written off as a charge to earnings in that period. When the criteria for deferral continue to be met, but the amount of deferred development costs that can reasonably be regarded as assured through recovery of related future revenues less relevant costs is exceeded by the unamortized balance of such costs, the excess is written off as a charge to earnings in that period.
(k) Pre-production costs: Pre-production costs related to new contracts are deferred and amortized over the life of the related contract on a units-of-production basis.
(l) Investment tax credits and government assistance: Investment tax credits and government assistance are accounted for as a reduction in the cost of the related asset or expense when there is reasonable assurance that such credits or assistance will be realized.
(m) Income taxes: The Company uses the liability method of accounting for income taxes. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.
Future tax assets are recognized when the Company is satisfied that it will be more likely than not that the benefit will be utilized to offset future income taxes payable in the foreseeable future. The Company assesses, on an ongoing basis, the degree of certainty regarding the realization of future tax assets and whether a valuation allowance is required.
(n) Stock-based compensation plans: For all stock option awards granted on or after April 1, 2003, the Company expenses employee stock-based compensation using a fair value-based method of accounting for stock-based compensation.
For all option awards granted before April 1, 2003, the Company accounted for stock-based compensation provided to its employees and directors as capital transactions. Pro forma disclosures present net earnings and earnings per share had the compensation cost for the Company’s stock option plan been determined and recorded based on the fair value of options awarded for the year ended March 31, 2003. No compensation expense is recorded in the consolidated financial statements for stock options awarded and outstanding prior to April 1, 2003.
The fair value of time vesting based stock options is estimated at the grant date using the Black-Scholes option pricing model. The fair value of performance-based stock options is estimated at the grant date using a binomial option-pricing model. These models require the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions are used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, are credited to share capital.
Compensation expense is recognized for the Company’s contributions and obligations under the Employee Share Purchase Plan, the Deferred Stock Unit Plan, and the Stock Option Plan. Details regarding these plans are outlined in note 12.
(o) Earnings per share: The calculation of earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated using the treasury stock method which includes the effect of the exercise of dilutive elements.

ATS AUTOMATION TOOLING SYSTEMS INC.
1. BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES (cont’d):
(p) Disposal of long-lived assets and discontinued operations: A long-lived asset that meets the conditions as held for sale is measured at the lower of its carrying amount or its fair value less costs to sell. Such assets are not amortized while they are classified as held for sale. The results of operations of a component of an entity that has been disposed of, or is classified as held for sale, are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated as a result of the disposal transaction, and the entity will not have a significant continuing involvement in the operations of the component after the disposal transaction.
(q) Asset retirement obligation: Liabilities related to legal obligations associated with the retirement of tangible long-lived assets are initially measured at fair value and subsequently adjusted for the passage of time and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time.
(r) Use of estimates: The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions are used when accounting for items such as impairment of long-lived assets, recoverability of deferred development costs, fair value of reporting units, fair value of assets held for sale, warranties, income taxes, future tax assets, determination of estimated useful lives of intangible assets and property, plant and equipment, impairment of long-term investments, contracts in progress, inventory provisions, revenue recognition, contingent liabilities and allowances for accounts receivable.
(s) Recently Issued Accounting Standards: In 2005, the CICA issued various new Handbook sections. The new standards will be adopted by the Company for the fiscal period beginning April 1, 2007.
     (i) CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.
     (ii) CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement” establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
     (iii) CICA Handbook Section 3865, “Hedges” establishes standards for when and how hedge accounting may be applied.
The Company will be adopting the new standards effective for the first quarter of fiscal 2008. The Company is currently assessing the impact of adopting these standards on the consolidated financial statements.
2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE:
(i) During the year ended March 31, 2007, the Company sold the key operating assets and liabilities, including equipment, current assets, trade accounts payable and certain other assets and liabilities of its Berlin, Germany coil winding business, within its automation systems segment, for net proceeds of 600,000 Euro consisting of cash of 300,000 Euro and an interest bearing note receivable of 300,000 Euro. Accordingly, the results of operations and financial position of the Berlin coil winding business have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of the discontinued operations were as follows:

ATS AUTOMATION TOOLING SYSTEMS INC.
2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont’d):

Years ended March 31	2007	2006

Revenue	$1,737	$8,838
Loss from operating activities	(180)	(582)
Write-down to reduce assets sold to net realizable value, net of tax	(1,978)	—

Loss from discontinued operations, net of tax	$(2,158)	$(582)

The loss from discontinued operations includes a non-cash charge of $1,978,000 ($2,173,000 before taxes) during 2007 to write down the assets sold to their net realizable value.
During the year ended March 31, 2007, the Company recorded an intangible assets impairment charge in conjunction with the discontinued operation of $573,000, net of accumulated amortization.
(ii) During the year ended March 31, 2006, the Company completed the sale of its Precision Metals business included in the Precision Components Segment for net proceeds of $4,309,000, including transaction costs. Accordingly, the results of operations and financial position of Precision Metals have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31	2007	2006

Revenue	$—	$23,969
Loss from operating activities	—	(2,129)
Income tax recovery	—	724

Loss from discontinued operations, net of tax	$—	$(1,405)

During the year ended March 31, 2007, the Company reclassified $1,485,000 of land and building assets that had been previously classified as held for sale back into its continuing operations due to uncertainty as to when a sale will be completed.
(iii) During the year ended March 31, 2005, the Company sold the key intellectual property, inventory and operating assets within its thermal management products business of the Precision Components segment (“Thermals Business”) for net proceeds of $8,600,000, resulting in a loss of $1,738,000 ($3,173,000 before taxes). Accordingly, the results of operations of the Thermals Business have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of the discontinued operations were as follows:

Years ended March 31	2007	2006

Revenue	$—	$—
Income from operations	—	78
Income tax provision	—	(27)

Income from discontinued operations, net of tax	$—	$51

ATS AUTOMATION TOOLING SYSTEMS INC.
3. ACQUISITIONS AND DIVESTITURES:
(i) During the year ended March 31, 2007, ATS acquired an additional 2% ownership in one of its subsidiaries in the Photowatt Technologies segment for cash consideration of $1,475,000. This resulted in an increase in the Company’s goodwill in this subsidiary of $1,010,000 and a decrease in the non-controlling interest in this subsidiary of $465,000.
(ii) During the year ended March 31, 2007, options to purchase common shares of a subsidiary in the Photowatt Technologies segment were exercised by a non-controlling shareholder for cash consideration of $804,000. This resulted in a decrease in the Company’s goodwill of $29,000 and an increase in the non-controlling interest in this subsidiary of $740,000. ATS recorded a dilution gain on the issuance of shares in this subsidiary of $35,000.
(iii) During the year ended March 31, 2007, ATS reorganized certain assets relating to the Photowatt Technologies segment, resulting in an increase in the Company’s goodwill in this segment by $787,000 and an increase in the non-controlling interest of the same amount.
(iv) During the year ended March 31, 2006, the Company acquired the net assets and business of an automation business in the United Kingdom in order to increase installation support and sales and service capabilities in this region. The results of this business have been included in the consolidated financial statements since acquisition.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed as at the date of acquisition:

Accounts receivable	$845
Costs and earnings in excess of billings on contracts in progress and inventories	840
Current liabilities	(1,568)

Net assets acquired excluding cash and long-term debt	$117

Cash payment from vendor	$220
Cash proceeds from long-term debt	439
Fair value of long-term debt assumed	(402)

$257

Net assets acquired	374
Less: acquisition costs	(198)

Extraordinary gain, net of tax	$176

The excess of the fair value of assets acquired less liabilities assumed was first allocated to all of the acquired assets except current assets, with the remaining amount presented as an extraordinary gain, net of income tax.
In conjunction with the purchase of the assets, the vendor provided an unsecured non-interest bearing loan of GBP 200,000 that is due on July 29, 2007. The fair value of the long-term debt was estimated using a discount rate of 4.5% based on other debt instruments with similar characteristics (note 10).
4. FINANCIAL INSTRUMENTS:
The contract nature of the Company’s business may result in significant fluctuations from period-to-period in the relative percentages of accounts receivable and contracts in progress concentrated with any one customer, industry or geographic region. At March 31, 2007 and March 31, 2006, no customer accounted for more than 10% of the combined balance of accounts receivable and contracts in progress.

ATS AUTOMATION TOOLING SYSTEMS INC.
4. FINANCIAL INSTRUMENTS (cont’d):
The Company generates significant revenues in major foreign currencies, primarily US dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this net foreign currency exposure (“transaction exposure”), the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company’s markets, and the Company’s past experience.
In addition, the Company enters foreign exchange contracts to manage the foreign exchange risk arising from certain intercompany loans and net investments in certain self-sustaining subsidiaries.
A summary of the Company’s forward foreign exchange contracts outstanding to manage exchange rate exposure is as follows:

		Notional	Weighted
Currency sold	Currency bought	amount sold	average rate

US dollars	Singapore dollars	5,203,309	1.5228
US dollars	Canadian dollars	106,900,000	1.1479
US dollars	Great British Pound	817,418	0.5088
Euros	Great British Pound	154,778	0.6981
Euros	Canadian dollars	7,160,628	1.5425
Euros	Swiss Francs	5,500,000	1.6037
Great British Pound	Canadian dollars	160,000	2.2810
Swiss Francs	Canadian dollars	5,000,000	0.9547
Canadian dollars	US dollars	43,459,874	0.8639

All of the above contracts mature within one year from March 31, 2007.
Based on foreign exchange rates as at March 31, 2007 for contracts with similar remaining terms to maturity, at March 31, 2007, the total unrealized losses relating to all of the Company’s forward foreign exchange contracts was approximately $548,000 (2006 — $219,000 losses) of which $531,000 of losses (2006 — $279,000 gains) have not yet been recognized in earnings.
Total net foreign exchange losses recognized in the year ended March 31, 2007 included in the statement of operations in selling general and administrative expenses were $3,949,000 (2006 — $1,748,000 losses) (see note 13).
The carrying amounts reported in the balance sheets for cash and short-term investments, accounts receivable, contracts in progress, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values, due to the short-term nature of those instruments.
The fair value of the Company’s long-term equity investments in publicly traded companies at March 31, 2007 of $26,574,000 is based on quoted market values and differs from the carrying value of $2,768,000 presented in the consolidated financial statements. It is not practicable to determine the fair value of the Company’s investment in a privately held company with a carrying value of $1,960,000.
The carrying value of the revolving bank credit facility approximates fair value since the effective interest rates reflect current market rates. The non-interest bearing loan fair value approximates its carrying value due to the short period to maturity.

ATS AUTOMATION TOOLING SYSTEMS INC.
5. CONTRACTS IN PROGRESS AND INVENTORIES:

At March 31	2007	2006

Contracts in progress:
Costs incurred on contracts in progress	$465,364	$519,032
Estimated earnings	89,432	108,909

	554,796	627,941
Progress billings	(504,227)	(564,679)

	$50,569	$63,262

Disclosed as:
Costs and earnings in excess of billings on contracts in progress	$73,755	102,759
Billings in excess of costs and earnings on contracts in progress	(23,186)	(39,497)

	$50,569	$63,262

Inventories are summarized as follows:
Raw materials	$35,660	$39,825
Work in process	11,894	17,760
Finished goods	27,250	12,248

	$74,804	$69,833

6. PROPERTY, PLANT AND EQUIPMENT:

At March 31	2007
		Accumulated	Net book
	Cost	amortization	value

Land and land improvements	$28,140	$—	$28,140
Buildings	100,360	25,098	75,262
Leasehold improvements	8,344	3,276	5,068
Production equipment	192,359	89,093	103,266
Other equipment and furniture	43,760	33,778	9,982

	$372,963	$151,245	$221,718

At March 31	2006
		Accumulated	Net book
	Cost	amortization	value

Land and land improvements	$26,081	$—	$26,081
Buildings	95,799	20,480	75,319
Leasehold improvements	6,119	2,825	3,294
Production equipment	157,207	75,028	82,179
Other equipment and furniture	43,963	31,973	11,990

	$329,169	$130,306	$198,863

ATS AUTOMATION TOOLING SYSTEMS INC.
7. INTANGIBLE ASSETS:
During the year ended March 31, 2007, the Company recorded $392,000 of amortization from continuing operations (2006 — $567,000) on the intangible assets. As of March 31, 2007, the total accumulated amortization on the intangible assets included in continuing operations was $4,301,000 (2006 — $3,909,000). During the year ended March 31, 2006, the Company recorded an intangible assets impairment charge of $1,673,000 (note 17).
8. DEFERRED DEVELOPMENT COSTS:
During the year ended March 31, 2007, the Company did not defer any development costs (2006 — $8,753,000). Amortization of deferred development costs included in continuing operations was $1,580,000 (2006 — $2,267,000). During the year-ended March 31, 2006, the Company recorded an impairment charge on deferred development costs of $43,729,000 (note 17).
9. OTHER ASSETS:

At March 31	2007	2006

Deferred pre-production costs	$586	$1,389
Notes receivable	40	4,540
Silicon deposits and other	5,281	—
Long-term investments	4,728	2,768

	$10,635	$8,697

In May 2006, the Company acquired a minority interest in the shares of a privately controlled corporation. This investment is included in long-term investments.
At March 31 2006, notes receivable were primarily comprised of (i) a $2,950,000 non-interest bearing note, and (ii) a US$1,300,000 (CDN $1,529,000) demand note receivable bearing market interest rates.
10. BANK INDEBTEDNESS AND LONG-TERM DEBT:
a) Bank Indebtedness
The Company’s primary operating credit facility is available in Canadian dollars or the equivalent in other approved currencies and/or bankers’ acceptances in Canadian dollars by way of direct advances evidenced by Demand Promissory Notes for US funds and/or Letter of Guarantee and/or Letter of Credit. The interest rate applicable to the operating credit facility is the bank’s prime lending rate for Canadian currency advances, the bank’s U.S. dollar base rate in Canada or LIBOR plus 1/2% per annum for U.S. currency advances, the bank’s cost of funds plus 1/2% per annum for Swiss Franc advances, Euro advances and Mexican Peso advances, and a bankers’ acceptance fee of 1/2% per annum for bankers’ acceptances in Canadian dollars. Advances are repayable on demand. The total credit available under this unsecured operating credit facility to draw upon or for issuance of letters of credit or bank guarantees, is $70,000,000 and $6,758,000 of direct borrowings and $2,000,000 of bank guarantees were outstanding under this facility as at March 31, 2007.
The Company also has a number of local unsecured operating credit facilities available to its subsidiaries with interest at local bank prime rates or equivalent. The total credit available under these facilities is $49,508,000 Canadian (of which 24,500,000 is denominated in Euros, $5,000,000 in USD and $5,000,000 in CDN) and $30,446,000 is outstanding under these facilities as at March 31, 2007 (note 21).

ATS AUTOMATION TOOLING SYSTEMS INC.
10. BANK INDEBTEDNESS AND LONG-TERM DEBT (cont’d):
In November 2006, the Company increased one of its available credit facilities from 800,000 Euros to 8,000,000 Euros. This increased facility is available until September 30, 2007 at which time it will decrease to 800,000 Euros. In March 2007 an additional 13,000,000 Euro credit facility was made available to the Company from one of its existing lenders. Effective July 31, 2007, the facility converts to a 6,000,000 Euro credit facility until February 29, 2008.
b) Long-term Debt

At March 31	2007	2006

Unsecured revolving bank credit facility available in CDN$ , or equivalent in other currencies, with total credit available of CDN$60,000,000, interest at bank prime rate, or at rates tied to LIBOR or bankers’ acceptances, at the Company’s option. This credit facility revolves until September 27, 2007 at which time it is expected that the term will be extended for a further one- year period. In the event the revolving period of the credit facility is not extended, the loan is repayable over a seven-year period in 60 equal installments over the last five years of the period. The amounts currently outstanding under this facility are repayable in US funds of US$33,800,000 (2006 — US$33,800,000)
	$39,025	$39,478
Unsecured non-interest bearing loan of GBP200,000 due on July 29, 2007 (note 3)	447	382

	39,472	39,860
Current Portion	(447)	—

	$39,025	$39,860

Interest paid in cash during the year totaled $3,135,000 (2006 — $2,568,000).
11. SHARE CAPITAL:

At March 31	2007	2006

Common shares:
Authorized:
Unlimited shares
Issued:
59,262,005 shares (2006 — 59,192,687 shares)	$327,560	$326,840

12. STOCK-BASED COMPENSATION PLANS:
Employee Share Purchase Plan: Under the terms of the Company’s Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their salary. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member’s contribution to the plan during the year, up to a maximum of 1% of the member’s salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company’s Board of Directors. During the years ended March 31, 2007 and March 31, 2006, no shares were issued from treasury related to the plan.
Deferred Stock Unit Plan: The Company offers a Deferred Stock Unit Plan (“DSU Plan”) for members of the Board of Directors. Under the DSU Plan each non-employee director may elect to receive his or her annual compensation in the form of notional common shares of the Company called deferred stock units (“DSUs”). The

ATS AUTOMATION TOOLING SYSTEMS INC.
12. STOCK-BASED COMPENSATION PLANS (cont’d):
issue and redemption prices of each DSU are based on an average trading price of the Company’s common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place. At March 31, 2007, the value of the outstanding liability related to the DSUs was $697,196 (2006 — $1,019,743). The DSU liability is revalued quarterly based on the change in ATS stock price. The change in the value of the DSU liability is included in operating results in the period of the change.
Stock Option Plan: The Company uses a stock option plan to attract and retain key employees, officers and directors. Under the Corporation’s 1995 Stock Option plan (the “1995” Plan”), the shareholders have approved a maximum of 5,550,569 common shares for issuance under the Stock Option Plan, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Time vested stock options vest over four or five year periods. Performance-based stock options vest based on the Company’s stock trading at or above a threshold for a minimum of 20 trading days in a fiscal quarter. The stock option exercise price is the price of the Company’s common shares on the Toronto Stock Exchange at closing for the day prior to the date of the grant. Options granted under the plan may be exercised during periods not exceeding seven or ten years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Options issued under the plan are non-transferable. Any option granted which is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants. During the year, the 1995 Plan was amended extending the expiry date of any option granted under the Plan in the event that the Option would otherwise expire during a restricted trading period to the 10th business day following the date of expiry of such period as well as restricting the grant of Options to insiders that may be under the 1995 Stock Option Plan.
During the year, the shareholders approved the adoption of the Company’s 2006 Stock Option Plan (the “2006 Plan”). Under the 2006 Plan, the shareholders have approved a maximum of 2,000,000 common shares for issuance The terms of the 2006 Plan will be identical to those of the amended 1995 Stock Option Plan, except that the maximum number of Common Shares to be issued pursuant to the issue of options under the 2006 Plan is 2,000,000 shares.
As at March 31, 2007 there are a total of 2,703,942 (2006 — 915,195) common shares remaining for future option grants under both plans.

Years ended March 31	2007		2006
		Weighted
	Number of	average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price

Stock options outstanding at beginning of year	2,505,552	$16.05	2,497,232	$15.31
Granted	566,450	11.59	610,400	14.40
Exercised	(69,318)	9.89	(347,745)	9.04
Forfeited/Cancelled	(355,197)	15.45	(254,335)	14.38

Stock options outstanding, end of year	2,647,487	$15.34	2,505,552	$16.05

Stock options exercisable, end of year, time vested options	1,405,355	$17.87	1,382,389	$17.94

Stock options exercisable, end of year, performance options	118,225	$13.25	84,400	$14.30

ATS AUTOMATION TOOLING SYSTEMS INC.
12. STOCK-BASED COMPENSATION PLANS (cont’d):

At March 31, 2007		Stock options outstanding		Stock options exercisable
Range of	Number	Weighted average
exercise prices	outstanding	remaining	Weighted average	Number	Weighted average
		contractual life	exercise price	exercisable	exercise price

$8.60 to 11.49	713,712	4.61 years	$10.36	412,629	$10.28
$11.50 to 13.95	591,203	6.97 years	11.69	111,661	11.54
$13.96 to 20.00	696,446	5.11 years	16.04	353,164	17.03
$20.01 to 28.75	646,126	2.77 years	23.43	646,126	23.43

$8.60 to 28.75	2,647,487	4.82 years	$15.34	1,523,580	$17.51

In the calculation of stock-based compensation expense, the fair values of the Company’s time vested stock option grants during the years ended March 31, 2007 and March 31, 2006 were estimated using the Black-Scholes option-pricing model and the fair value of the Company’s performance-based stock option grants were estimated using a binomial option pricing model with the following weighted average assumptions and data:

At March 31	2007	2006

Weighted average of risk-free interest rate	4.04%	3.36%
Dividend yield	0%	0%
Expected volatility in the market price of the shares	31%	31%
Weighted average of expected life	5.0 years	5.2 years
Number of stock options granted:
Time vested	191,150	437,600
Performance based	375,300	172,800
Weighted average exercise price per option	$11.59	$14.40
Weighted average grant date value per option:
Time vested	$3.66	$5.06
Performance based	$3.48	$4.42

The following pro forma disclosures present the compensation cost for the Company’s stock option plan had compensation cost been determined and recorded in the statement of loss and the loss per share based on the fair value of options awarded for the year ended March 31, 2003:

		Basic and diluted
Year ended March 31, 2007	Net loss	loss per share

As reported	$85,015	$(1.43)
Pro forma	$85,565	$(1.44)

		Basic and diluted
Year ended March 31, 2006	Net loss	loss per share

As reported	$69,293	$(1.17)
Pro forma	$69,851	$(1.18)

Weighted average common shares used in the above computation of pro forma basic and diluted loss per share were 59,243,948 and 59,143,032 in 2007 and 2006, respectively. The change in contributed surplus consists of amounts charged to stock compensation expense excluding DSU charges.

ATS AUTOMATION TOOLING SYSTEMS INC.
13. CUMULATIVE TRANSLATION ADJUSTMENT:
The cumulative translation adjustment balance reflects unrealized translation adjustments arising on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations and the revaluation of certain hedged items. These translation adjustments are realized in earnings when there is a reduction in the Company’s net investment in the respective foreign operations.
During the year ended March 31, 2007, the Company reduced its net investment in self sustaining foreign subsidiaries by approximately $42,529,000. As a result, $3,130,000 of foreign exchange losses previously deferred in the cumulative translation adjustment account were realized in the loss from operations during the year in selling, general and administrative expenses. The remaining change in cumulative translation adjustment during the year resulted primarily from the weakening of the Canadian dollar against the Euro.
14. INCOME TAXES:
(i) Reconciliation of income taxes: Income tax expense differs from the amounts which would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before income taxes and non-controlling interest. These differences result from the following items:

Years ended March 31	2007	2006

Loss from continuing operations before income taxes and non-controlling interest	$46,525	$101,282
Combined Canadian basic federal and provincial income tax rate	36.10%	36.10%

Income tax recovery based on combined Canadian basic federal and provincial income tax rate	$(16,796)	$(36,563)

Increase (decrease) in income taxes resulting from:
Valuation allowance of future tax assets	38,208	—
Investment tax credits	8,106	—
Non-deductible expenses	4,811	3,723
Losses (income) of foreign subsidiaries taxed at different rates	428	(1,178)
Adjustment for changes in substantively enacted tax rates	981	—
Manufacturing and processing allowance and other items	463	272

	$36,201	$(33,746)

Provision for (recovery of) income taxes:
Current	$15,904	$5,719
Future	20,297	(39,465)

	$36,201	$(33,746)

ATS AUTOMATION TOOLING SYSTEMS INC.
14. INCOME TAXES (cont’d):
(ii) Components of future income tax assets and liabilities: Future income taxes are provided for the differences between accounting and tax bases of asset and liabilities. Future income tax assets and liabilities are comprised of the following:

At March 31	2007	2006

Future income tax assets:
Loss carryforwards	$42,709	$36,963
Property, plant & equipment	8,300	9,042
Deductible pool of scientific research and development expenditures not yet deducted for tax	10,423	4,964
Other	5,147	6,501

	66,579	57,470
Less valuation allowance	53,185	14,977

Future income tax assets, net	$13,394	$42,493

Future income tax liabilities:
Accounting income not currently taxable	$23,890	$28,980
Investment tax credits and other	3,796	7,508

Total future income tax liabilities	27,686	36,488

Net future tax (liability) asset	$(14,292)	$6,005

Net future tax (liabilities) assets are classified for balance sheet purposes as follows:

At March 31	2007	2006

Long-term assets	179	$42,493
Current liabilities	(14,395)	(33,367)
Long-term liabilities	(76)	(3,121)

	$(14,292)	$6,005

(iii) Loss carryforwards
(a)	As at March 31, 2007, the Company has the following net operating loss carryforwards which are scheduled to expire in the following years:

		Canadian	Canadian
Year of Expiry	Non-Canadian	Federal	Provincial

Losses with no expiry	$17,529	$—	$—
2008 - 2025	10,583	1,103	1,103
2026	3,494	50,060	50,078
2027	553	40,852	40,852

	$32,159	$92,015	$92,033

In addition, the Company has Canadian Federal and Provincial capital loss carryforwards of $21,946,000 (2006 — $14,406,000) and $24,019,000 (2006 — $14,406,000) respectively that do not expire and USA Federal and State capital loss carryforwards of USD $2,135,000 that do not expire.

ATS AUTOMATION TOOLING SYSTEMS INC.
14. INCOME TAXES (cont’d):
(iv) Other:
As at March 31, 2007, the Company has the following Investment Tax Credits which have been recognized for accounting purposes and are scheduled to expire in the following years:

	Gross ITC	Valuation	Net ITC
Year of Expiry	Balance	Allowance	Balance

2014	$3,483		$3,483
2015	7,344		7,344
2026	5,798	(2,913)	2,885
2027	5,941	(5,941)	—

	$22,566	$(8,854)	$13,712

(a) Income taxes paid in cash during the year totalled $11,298,000 (2006 — $1,506,000).
15. COMMITMENTS:
The minimum operating lease payments related primarily to facilities and equipment, purchase obligations and other obligations in each of the next five years are as follows:

Fiscal Year	Operating	Purchase	Other
	Leases	Obligations	Obligations

2008	$4,749	$55,971	$141
2009 - 2010	7,429	66,402	363
2011 - 2012	3,246	55,332	—
Thereafter	1,457	146,684	—

In accordance with industry practice, the Company is liable to the customer for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide bank guarantees as security for advances received from customers pending delivery and contract performance. At March 31, 2007, the total value of outstanding bank guarantees to customers available under bank guarantee facilities was approximately $5,559,000 (2006 — $4,950,000).
16. GOVERNMENT ASSISTANCE:
During the year ended March 31, 2003, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which provides for funding of up to $29,500,000 as a contribution towards the Company’s development of a silicon sphere solar technology, Spheral Solar™.
As consideration for the TPC funding, the Company is required to pay royalties of 1.8% on future Spheral Solar™ Power revenues. These royalties commence in the first year that future revenues resulting from the sale, licensing or other transfer of Spheral Solar™ Power products and related services. These royalties commence in the first year that such future annual revenues exceed $20,000,000 and continue for a total of 10 years. If the cumulative royalties exceed $84,493,000 during this 10 year period, the royalty rate declines to 0.35% for the remaining term. If at the end of 10 years the cumulative royalties have not reached $84,493,000, the royalty payment term is extended for the lesser of a further five years or once cumulative royalties of $84,493,000 have been reached. The Company has not recorded any liability amounts with respect to the TPC funding since the conditions for the payment of royalties have not yet been met.

ATS AUTOMATION TOOLING SYSTEMS INC.
17. ASSET IMPAIRMENT AND OTHER CHARGES
The Company regularly reviews the net recoverable amount of its assets. In 2007, the impairment related to various assets from the Photowatt Technologies segment. In 2006 the impairment related to assets from the Photowatt Technologies segment and reclassification of the Precision Metals land and building charges as follows:

At March 31	2007	2006

Inventory	$3,980	$—
Investment tax credits	5,332	—
Property, plant & equipment	4,179	51,996
Deferred development costs	—	43,729
Intangible assets	—	1,673
Other	3,500	—

	$16,991	$97,398

The Company conducted its annual goodwill impairment assessment in the fourth quarter of fiscal 2007 and has determined there is no impairment of goodwill as of March 31, 2007 (2006 — nil).
18. INSURANCE PROCEEDS AND SHARE REPURCHASE OPTION:
Under an agreement entered into in 1998, the Company was granted the option by 566226 Ontario Ltd., a corporation then controlled by Mr. Woerner, to repurchase all or a portion of the shares held by 566226 Ontario Ltd. upon the death of Mr. Woerner, the Company’s founder, subject to certain restrictions. This agreement was entered into to provide the Company the ability to ensure an orderly disposition of shares controlled by Mr. Woerner’s estate. On April 18, 2005, the Company exercised its option to purchase for cancellation 1,974,723 shares at a price of $12.66 per share. The purchase price of these shares was funded by the $25,000,000 of life insurance proceeds.
As a result of the share repurchase in April 2005, share capital has been reduced by the value of $5.69 per share totaling $11,200,000. The excess cost to repurchase the shares over the stated value was charged to retained earnings.
19. LOSS PER SHARE:
Weighted average common shares used in the computation of basic and diluted loss per share were 59,243,948 and 59,143,032 in 2007 and 2006, respectively.
In the year ended March 31, 2007, the impact of discontinued operations on the net loss per share resulted in a reduction to both basic and diluted net loss per share of $0.03 (2006 — $0.03). All stock options are excluded from the weighted average common shares in the calculation of diluted EPS in both 2007 and 2006 as they are anti-dilutive.
20. SEGMENTED DISCLOSURE:
The Company evaluates performance based on three reportable segments: Automation Systems, Photowatt Technologies, and Precision Components. The Automation Systems segment produces custom-engineered turn-key automated manufacturing and test systems. The Photowatt Technologies segment is a high-volume manufacturer of photovoltaic products and includes the Company’s investment in the Spheral Solar™ Power initiative. The Precision Components segment is a high volume manufacturer of plastic and metal components and sub-assemblies.
The Company accounts for inter-segment revenue at current market rates, negotiated between the segments.

ATS AUTOMATION TOOLING SYSTEMS INC.
20. SEGMENTED DISCLOSURE (cont’d):

	2007
	Automation	Photowatt	Precision	Consolidated
	Systems	Technologies	Components

Revenue	$465,964	$150,593	$85,537	$702,094
Inter-segment revenue	(2,019)			(2,019)

Total Company revenue	$463,945	$150,593	$85,537	$700,075

Earnings (loss) from operations	$6,357	$(30,477)	$(4,074)	$(28,194)
Inter-segment operating earnings				298
Other expenses				(14,787)

Total Company loss from operations				$(42,683)

Assets	$350,369	$185,213	$60,010	$595,592
Corporate assets				5,473

				$601,065

Total Company goodwill	$31,832	$3,825	$—	$35,657

Acquisition of property, plant and equipment	$4,464	$36,835	$3,162	$44,461
Corporate acquisitions and other				519

				$44,980

Amortization from continuing operations	$11,537	$10,800	$7,035	$29,372
Inter-segment amortization				(494)
Corporate amortization				379

Total Company amortization from continuing operations				$29,257

ATS AUTOMATION TOOLING SYSTEMS INC.
20. SEGMENTED DISCLOSURE (cont’d):

	2006
	Automation		Precision
	Systems	Photowatt	Components	Consolidated

Revenue	$491,856	$145,339	$98,394	$735,589
Inter-segment revenue	(9,623)		(191)	(9,814)

Total Company revenue	$482,233	$145,339	$98,203	$725,775

Earnings (loss) from operations	$7,336	$(91,245)	$(2,745)	$(86,654)
Inter-segment operating earnings				(772)
Other expenses				(12,022)

Total Company loss from operations				$(99,448)

Assets	$400,080	$159,814	$79,047	$638,941
Corporate assets				10,883

Total Company assets				$649,824

Total Company goodwill	$31,695	$1,991	$—	$33,686

Acquisition of property, plant and equipment	$9,198	$28,234	$4,935	$42,367
Corporate acquisitions and other				26

Total Company acquisition of property, plant and equipment				$42,393

Amortization from continuing operations	$13,180	$11,836	$7,572	$32,588
Inter-segment amortization				(731)
Corporate amortization				367

Total Company amortization from continuing operations				$32,224

	2007		2006
		Total long-		Total long-
	Revenue	lived assets	Revenue	lived assets

Canada	$59,284	$82,486	$48,003	$93,323
United States	306,704	47,114	386,584	47,664
Europe	229,738	118,294	215,243	85,059
Asia — Pacific and other	104,349	9,833	75,945	7,857

Total Company	$700,075	$257,727	$725,775	$233,903

Geographic segmentation of revenue is determined based on the customer’s installation site. Long-lived assets represent property, plant and equipment, goodwill and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.
During the year ended March 31, 2007 and the year ended March 31, 2006, no segment had revenue from one customer which amounted to 10% or more of total consolidated revenue.

ATS AUTOMATION TOOLING SYSTEMS INC.
21. SUBSEQUENT EVENTS
In April 2007, the Company entered into a 5 year commitment to purchase 1,700 tonnes of metallurgical-grade silicon commencing in 2007 and ending December 31, 2011. Advance payments are required which will be applied against the price of the product received. Commencing in 2008, the price per kilogram of metallurgical-grade silicon may be adjusted at the beginning of the calendar year based on an agreed upon formula.
In June 2007, the Company entered into an 8 year commitment to purchase approximately 32 million polysilicon wafers over the term of the agreement commencing January 1, 2010. Advance payments are required which will be applied against the price of the wafers received during the life of the commitment. The price per wafer will be adjusted at the beginning of each calendar year based on an agreed upon formula.
The Company is in advanced discussions to amend the agreement governing its primary operating credit facility and its revolving bank credit facility (the “Agreement”), as described in Note 10. The expected amendments include an increase to the borrowing rates of 0.6% under the Agreement, an agreement by ATS Automation Tooling Systems Inc. (legal entity) to grant a charge on certain of its assets (with certain exceptions including real estate) and an agreement to reduce available credit by an amount equal to a portion of the net proceeds received by the parent company from any material asset sales, if any.